BART AND ASSOCIATES, LLC
Attorneys at Law

April 28, 2014

Via SEC Edgar Submission
David Korvin, Law Clerk
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.  Further, identify the selling stockholders as underwriters on the prospectus cover page.

Answer to Comment 1:  The Company does not believe it is a shell company.  Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Based on the fact that the company is actively and aggressively pursuing its business plan, which is to salvage fiberglass waste materials and manufacture retail products out of such waste materials, the company believes that is has operations that are not “nominal”.  Further, while it is currently not generating revenue, it has begun discussions with an established company to purchase all of its down chute waste from a manufacturing facility in South Carolina, has ordered machinery and is continuing to pursue its business plan of recovering fiberglass waste, which the company believes will derive substantial revenue in the near future.  Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”. Finally, due to the fact that our Selling Shareholder is unable to convert the debt in an amount that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the Company, the Company does not believe that the Selling Shareholder falls into the category of an underwriter.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Comment 2:  Please file the purchase agreement of your acquisition of Allied Recycling Corp as an exhibit in your next filing.  See Item 601(b)(10) of Regulation S-K.

Answer to Comment 2:  The Purchase Agreement with Allied Recycling Corp. has been filed as Exhibit 10.4 to the revised registration statement.

Comment 3:  Please note that you may not rely on Rule 416 of the Securities Act to register for resale an indeterminate number of shares of common stock that it may issue under a conversion formula based on fluctuating market prices. The company must register for resale the maximum number of shares that it thinks it may issue on conversion, based on a good- faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. Please refer to the Division’s Compliance and Disclosure Interpretations Securities Act Rules Question 213.02, which can be found on the Commission’s web site, for further guidance.

Answer to Comment 3:  The language included in the footnotes to the “Calculation of Registration Fee” table has been revised to properly disclose the number of shares being registered underlying the note, which has been revised to 10,000,000 shares, and all language related to market prices has been removed.  In addition, all language and calculations have been changed to reflect the new amount of shares being registered underlying the note.

Comment 4:  Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.”  See Security Act Release No. 33-6932 (April 28, 1992).  Your disclosure indicates that you have no revenue, no material assets, a minimal amount of cash, no agreements to carry out your proposed business plan, minimal current business activity, and intend to acquire other companies.  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.  Please revise the registration statement to comply with Rule 419 (for both the primary and resale offerings), or supplementally, provide a detailed explanation as to why Rule 419 does not apply to you and these offerings and state on the cover page of the prospectus that you are not a blank check.

Answer to Comment 4:  The Company does not believe it is a shell company or blank check company as defined in Rule 419 of Regulation C.  Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Based on the fact that the company is actively and aggressively pursuing its business plan, which is to salvage fiberglass waste materials, the company believes that is has operations that are not “nominal”.  Further, while it is currently not generating revenue, it has begun discussions with an established company to purchase all of its down chute waste from a manufacturing facility in South Carolina, has ordered machinery and is continuing to pursue its business plan of recovering fiberglass waste, and using such waste to manufacture and sell retail products, which the company believes will derive substantial revenue in the near future.  Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”.  The Prospectus cover page has been revised to state that the Company is not a blank check company.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Comment 5:  We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer to Comment 5:  The Company has not presented to any potential investors, any written communications, as defined in Rule 405 under the Securities Act.  In addition, there has been no authorization by the Company for any other person or entity to provide any written communications to potential investors.

Comment 6:  Please tell us whether there are any other registration statements of companies for which your officers and directors may have acted as promoters or in which they had a controlling interest.  Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Answer to Comment 6:  The Company has asserted that there are no other registration statements for which the Company’s officers and directors have acted as promoters or in which they had a controlling interest.

Comment 7:  Please disclose in the notes to your interim and annual financial statements the actual date through which subsequent events have been evaluated.  Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1

Answer to Comment 7: The Company does not believe that Comment 7 is applicable, due to the fact that the Company is filing with the SEC.

Registration Cover Page

Comment 8:  Please revise your primary standard industrial classification code, which on our EDGAR system indicates 3290 but may be 6770, the designation for blank check companies.

Answer to Comment 8:  The Standard Industrial Classification Code on the registration cover page has been corrected to 3290.

Calculation of Registration Fee

Comment 9:  In footnote (3) to the table, please specify which subparagraph of Rule 457 you used for computation of the filing fee.

Answer to Comment 9:  The specific subparagraph used for computation of the filing fee has been added to the footnotes of the Calculation of Registration Fee table.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Prospectus Cover Page

Comment 10:  Please disclose here and in the Summary that you intend to engage in a business combination with an operating entity rather than to engage in operations as currently constituted and that you have no current plans or agreements in this regard.  Additionally, please supplementally confirm to us whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Answer to Comment 10: The Company has stated that it does not intend to engage in an business combination with an operating entity, as it is engaged in operations currently.  In addition, the Company has informed me that its officers and directors, any company promoters, or their affiliates do not intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.  The company currently has business operations, is developing new products, and is attempting to order the machinery that will allow it to handle and remake the waste fiberglass that it intends to receive from various sources.  The Company has visited several manufactures and potential users and/or suppliers since September 2013, and the Company continues to actively and aggressively pursue its business plan of salvaging fiberglass waste and acquiring fiberglass waste that it will use to manufacture retail products.

Comment 11:  Please delete the statement that you are an operating company.

Answer to Comment 11:  The Company believes very strongly that it is an operating company, and therefore believes that the statement regarding the fact that it is operating, is important and should remain in the Prospectus.

Summary of Prospectus, page 3

Comment 12:  Please describe the business activities or status as shell companies of your predecessors.

Answer to Comment 12:  The business activities of all predecessor companies have been added to the Summary of Prospectus section.

Comment 13:  Please disclose the nature of Allied Recycling Corp’s business activities, if any, prior to its acquisition and disclose the details of your acquisition of Allied

Answer to Comment 13:  The nature of Allied Recycling Corp’s business activities prior to the purchase of 80% of Allied by the Company, as well as the details of the acquisition, have been included in the Summary of Prospectus section of the revised disclosure statement.

Comment 14:  We note that you have not begun operations, generated any revenues, or developed your business. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets.

Answer to Comment 14: The Company has asserted that it does have operations, and is pursuing its business plan.  While the Company does not currently have substantial assets, and is not generating revenue, it is still aggressively pursuing its business plan and is an operating entity.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Comment 15:  Please disclose that as of December 31, 2013 you had cash or cash equivalents of $43 and update your cash position.

Answer to Comment 15:  The disclosure listed in Comment 15 has been added to the Prospectus Summary page in the revised disclosure statement.

Comment 16: Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

Answer to Comment 16:  The disclosure listed in Comment 16 has been added to the Prospectus Summary page in the revised disclosure statement.

Comment 17:  It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how investors will be informed whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Answer to Comment 17:  The revised registration statement includes an Explanatory Note that describes which portions of the registration statement are applicable to the primary and secondary offerings.

The Offering, page 4

Comment 18:  Please include information on the offering period for the selling shareholders.

Answer to Comment 18: The information requested in Comment 18 has been added to the section titled “The Offering”.

Comment 19:  Please disclose whether you will use any portion of this offering to pay your current liabilities. We note on your website you state that “[c]apital raised will also provide for repayment of any bridge funding secured prior to the capital raise itself.” As your disclosure in your Use of Proceeds and Plan of Operations sections will likely be impacted, please make conforming changes. Refer to Instruction 4 to Item 504 of Regulation S-K.

Answer to Comment 19:  The disclosure has been revised to state that none of the proceeds will be used to pay the Company’s current liabilities.  The Company has not secured any bridge financing, and does not believe that any bridge financing will be secured at this time.
Risk Factors

Risks Associates with our Company, page 6

Comment 20:  Please include a more fulsome discussion of risk factors that are specific to your proposed industry and business operations. When revising, please avoid risk factors that are overly generic and could apply to any company. We may have additional comments after reviewing the revisions.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Answer to Comment 20:  The revised disclosure statement contains additional language added to several of the risk factors that the Company believes is more specific to the Company itself.   The Company believes that the remaining risk factors describe the risks inherent with the company, such as its lack of revenue, inexperienced management team, lack of customers, lack of a sales team, and the fact that the company depends on a limited number of suppliers for the fiberglass waste that it is attempting to obtain.

Comment 21:  Please include a risk factor that addresses the risks related to your officers’ and directors’ lack of relevant experience related to your proposed business.

Answer to Comment 21:  The risk factor listed in Comment 21 has been added to the revised disclosure statement.

The company cannot guarantee that it will generate revenues…page 7

Comment 22: We note your disclosure here that you have generated revenue during your corporate history. Please clarify under this risk if you have generated any revenue under your current corporate structure and business plan and disclose in the Summary section the nature of the revenue generating activities, if any. If none of your predecessors generated revenue, please disclose this fact.

Answer to Comment 22:  The disclosures related to the revenue generation of our predecessor entities has been added to the risk factor referenced in Comment 22, as well as the summary section of the disclosure statement.

Our Officers and Directors have limited public company experience…page 7

Comment 23:  Please revise this risk to reflect the fact that your officers and directors have no public company experience.

Answer to Comment 23:  The risk factor referenced in Comment 23 has been revised to disclose that the Company’s officers and directors have no public company experience.

Limited management resources…page 9

Comment 24:  We note your disclosure here that you have not entered into any employment agreements with Mr. Faraone and Mr. Bartrem is inconsistent with your disclosure on page 39 that your subsidiary, Allied Recycling Corp, entered into an employment agreement with Mr. Faraone. Please revise.

Answer to Comment 24:  The revised disclosure statement includes language stating that the Company’s subsidiary, Allied Recycling Corp., does have an employment agreement with Mario Faraone, and also describes the material terms of that agreement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Use of Proceeds, page 17

Comment 25:  Please discuss your planned use of proceeds in the event that you sell less than 25% of the shares in this offering.

Answer to Comment 25:  The planned use of proceeds if the company sells less than 25% of the shares in the offering have been included in the revised registration statement.

Dilution of the Price You Pay for your Shares, page 18

Comment 26:  Please limit your presentation of per share amounts to two decimal places, so as not to imply an undue level of precision.

Answer to Comment 26:  The per share amounts have been amended to only two decimal places.

Selling Shareholder, page 21

Comment 27:  Given the nature and size of your offering, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

Answer to Comment 27:  The shares to be sold by the selling shareholder comply with the requirements of Rule 415(a)(1)(i), in that the securities which are to be offered or sold by WHC Capital will not be sold by or on behalf of the registrant or a subsidiary of the registrant.  WHC Capital, as it is not the registrant or a subsidiary of the registrant, complies with Rule 415(a)(1)(i), and therefore the Company believes it may sell the shares registered in the secondary offering on a delayed or continuous basis.

Plan of Distribution, page 22

Shares Offered by the Company, page 23

Comment 28:  Please elaborate on the manner in which the securities will be offered by your officers and directors. For example, how will they identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your officers and directors intend to use to solicit investors.

Answer to Comment 28: The potential investors and method of offering shares has been disclosed in the revised registration statement.  There are currently no materials that are intended to be used to solicit investors, other than the subscription agreement, a draft of which is attached as Exhibit 10.5 to the revised registration statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Comment 29:  Please disclose that the persons offering the securities on your behalf may be deemed underwriters within the meaning of Section 2(11) of the Securities Act.

Answer to Comment 29: The Company’s officers and directors will be the only individuals marketing the shares for the Company, and therefore there will be no underwriters of the Company’s stock as part of the primary offering.

Comment 30: Please reconcile the prospectus cover page disclosure that offering proceeds will be immediately available to the company with the disclosure here that “anyone who has subscribed to the offering prior to the extension will be notified by the company that their money will be promptly refunded prior to the expiration of the original offering unless they provide an affirmative statement that they wish to subscribe to the extended offer.”

Answer to Comment 30:  The incorrect language related to a refund of proceeds has been removed in its entirety.

Procedures and Requirements for Subscription, page 24

Comment 31:  Please file a form of your subscription agreement as an exhibit in your next filing.

Answer to Comment 31:  The draft form of our subscription agreement for the shares registered in the primary offering is attached as Exhibit 10.5 to the amended registration statement.

Description of Securities, page 24

Common Stock, page 24

Comment 32:  You indicate here that you have 977,000,000 shares of common stock authorized for issuance, however the amendment to articles of incorporation you filed as Exhibit 3.1.4 indicates that you have 9,978,000,000 shares. Please revise or advise.

Answer to Comment 32:  The correct amount of authorized common shares is 977,000,000, which has been included in the revised registration statement.  The Certificate of Amendment, which lists the accurate amount of authorized common shares has been included as Exhibit 3.1.5 to the revised disclosure statement.

Interest of Named Experts and Counsel, page 26

Comment 33:  Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of Securities Act of 1933.

Answer to Comment 33: The address of counsel has been added to the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Description of our Business, page 27

Executive Summary

Comment 34:  We note that management intends to finance operating costs over the next twelve months, in part, from loans from its officers and directors. Please describe any agreements or understandings and if you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations which is available on the Commission’s website.

Answer to Comment 34:  The language related to the loans from officers and directors has been removed.

Products, page 28

Comment 35: Please revise your disclosure to remove the suggestion that you currently have products or business operations. Refer, as appropriate, to proposed products and proposed business operations. Further, it is unclear what products you intend to manufacture, the technologies you will use to manufacture these products, and the means by which you will implement this manufacturing process. To help investors better understand your proposed business, please further expand on the following statements:

the specific types of products you, as well as your subsidiary Allied Recycling Corp, intend to manufacture from the waste produced by fiberglass and other composite;

•	the steps you have taken in your project to “acquire a variety of subsidiary businesses,”

•	how Allied Recycling Corp commercializes technology, as well as what these technologies are;

•	the process by which Allied Recycling Corp removes recyclable fiber materials from clients’ sites as well as if Allied Recycling Corp has actually done this yet; and

•	the current status of your “mobile grinding unit.”

We may have additional comments upon reviewing the revised disclosure.

Answer to Comment 35: The types of products the Company intends to manufacture has been added to the revised registration statement.  Due to a slight change in the business plans of the Company, all language related to the commercialization of technology has been removed from the prospectus. The process by which Allied Recycling Corp. removes waste has been added, as well as the fact that no waste has yet been removed, as the Company is still in the process of obtaining customers.  Finally, the status of the mobile grinding unit as well as the current status of the Company’s search for subsidiaries have been added to the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Comment 36: We note that you have begun your “project to acquire a variety of subsidiary businesses.” Please elaborate on this process, describe and file any material agreements as exhibits to this registration statement.

Answer to Comment 36:  The disclosure listed in Comment 36 has been added to the revised disclosure statement.  At this time, the Company has not entered into any material agreements for acquisitions.

Comment 37:  Please disclose if beginning to building your “fixed plant in the mid-Atlantic region” is dependent on receiving a minimum amount in this offering. Additionally, please disclose the size and capabilities this plant must have in order to begin operations and whether beginning to build a plant in Spring 2014 is feasible given your current state of operations.

Answer to Comment 37:  The language related to the fixed plant has been removed in its entirety, due to a change in the Company’s business plans.

Revenue Model and Distribution methods of the products or services, page 29

Comment 38:  Please elaborate on the following aspects of your distribution plan:

•	the specific channels that you will use to reach individual and large commercial consumers;

•	the current state of your distribution model in the mid-Atlantic; and

•	how you intend to expand to develop your distribution model nationally and internationally.

Answer to Comment 38: The disclosures required in Comment 38 have been added to the revised disclosure statement.

Competition, competitive position in the industry and methods of competition, page 29

Comment 39:  Please tell us supplementally how you determined that you have “no competitors for the acquisition of fiberglass material” and “as currently there are no other companies producing retail products from recycled fiberglass.” Through a review of publicly available information, we determined that several other companies acquire recyclable fiberglass material. If you are unable to substantiate these comments, please delete them. Additionally, please explain how you will implement your business plan through the acquisition of subsidiary businesses for both recycling of fiberglass waste and creation of end-user products if there are no other companies engaged in these businesses. Please provide substantiation for the claims you make throughout this prospectus.

Answer to Comment 39:  The Competition section has been revised to more accurately describe the competition that the Company will face, specific to its business plans.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Patents and Trademarks, page 30

Comment 40:  We note that your disclosure here is inconsistent with the statement on your website that you have “licensed patented technology from Armour Fiber Core, Inc. which allows for the remediation of fibers.” Please discuss the importance of this licensing to your business. Additionally, please file this patent license as an exhibit in your next filing.

Answer to Comment 40:  The revised disclosure statement now includes language describing the importance and function of the patented technology.  The Agreement between the Company and American Fiber Green Products, Inc., a licensee of the technology owned by the Amour Family Trust, has been included as Exhibit 10.6 to the revised disclosure statement.

Government Approval, page 30

Comment 41:  Please reconcile your disclosure here that you may become “subject to federal, state and/or foreign environmental laws and regulations” with your disclosure on page 12 that your “current operations are subject to various federal, state, and foreign environmental laws and regulations” [emphasis added].

Answer to Comment 41:  The disclosure in the section “Government Approval” has been revised to more effectively clarify the fact that the Company is subject to laws and regulations.

 Employees and Employment Agreements, page 31

Comment 42:  Please disclose whether any of the proceeds will be paid as compensation.

Answer to Comment 42:  The revised disclosure statement includes language clarifying that the Company’s officer and directors will not receive any of the proceeds from the offering as compensation.

Organization, page 31

Comment 43:  Please disclose who owns the remaining 20% of Allied Recycling Corp. Additionally, please disclose how the revenue generated by Allied Recycling Corp will be distributed between your company and the remaining 20% owner.

Answer to Comment 43:  The disclosure related to the 20% owner of Allied Recycling Corp. and the revenue distribution amounts have been added to the revised registration statement.

Comment 44: Please provide a chart summarizing your organizational and ownership structure following the offering.

Answer to Comment 44: The organizational and ownership structure following the offering has been included in the revised registration statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Management’s Discussion and Analysis or Plan of Operation, page 33

Results of Operation, page 33

For the Years ended June 30, 2013 and June 30, 2012, page 33

Comment 45:  Please disclose the respective costs of the preferred share conversion and the ARC acquisition.

Answer to Comment 45:  The respective costs of the preferred share conversion and the ARC acquisition have been added to the revised disclosure statement in the Results of Operations section.

For the Six Months Ended December 31, 2013 Compared to the Six Months Ended December 31, 2012, page 33

Comment 46: Please disclose the respective costs for the wages accrued in Allied Recycling Corp, the consulting contract, the issuance of preferred stock to common stock at below market, and additional auditing and legal fees.

Answer to Comment 46:  The respective costs have been added to the revised disclosure statement.  The language related to the issuance of preferred and common stock has been removed, in order to provide a more accurate description of the material expenses and changes in such expenses.

Continuing Plan of Operation (0-12 months), page 35

Comment 47: Please significantly revise the Plan of Operations section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

Answer to Comment 47:  The Plan of Operations section has been revised to provide more detailed information  regarding the plans of the Company during the next 12 months.

Comment 48: Additionally, please clarify the approximate amount of proceeds from this best efforts offering that will be sufficient to accomplish your plan of operations. Currently, it unclear what level of proceeds and revenue are necessary to avoid the need to raise additional funds.

Answer to Comment 48: The approximate amount of proceeds from this offering that will be sufficient to accomplish our plan of operations has been added to the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Liquidity and capital resources, page 35

Comment 49:  We note that your website indicates that you are “currently seeking $27 million in loans and approximately $63,000,000 to secure acquisitions.” Please discuss your progress towards receiving this debt financing.

Answer to Comment 49:  The Company has stated that it is no longer pursuing the $27 million in loans or the $63 million to secure acquisitions.  The only raise the Company is currently seeking is the one listed in the prospectus, which consists of 25 million dollars for 25 million shares of common stock.

Security Ownership of Certain Beneficial Owners and Management, page 37

Comment 50:  We note that Mr. Faraone owns 100% of the outstanding Series A Preferred Shares, which carry voting rights equal to 50.1% of the common stock regardless of the amount of common stock outstanding. Please include disclosure regarding the combined voting power of Mr. Faraone after the completion of the offering.

Answer to Comment 50: The combined voting power of Mario Faraone after completion of the offering has been included in the revised registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 37

Comment 51: Please provide corporate governance disclosure in accordance with Item 407(a) of Regulation S-K.

Answer to Comment 51: The revised disclosure statement contains language stating that the Company’s directors are not independent directors.

Comment 52: Please disclose the amount time each officer intends to devotes to your company.

Answer to Comment 52: The amount of time devoted to the Company by our officers and directors has been included in the revised disclosure statement.

Comment 53: For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company's business and structure, as required by Item 401(e) of Regulation S-K.

Answer to Comment 53: The disclosure listed in Comment 53 has been added to the revised disclosure statement.

Comment 54: Please provide the disclosure with the respect to Item 401(g) of Regulation S-K, considering Mr. Faraone appears to be a control person of yours. Please ensure that you have also complied with Item 404(c) of Regulation S-K.

Answer to Comment 54:  The disclosure listed in Item 401(g) of Regulation S-K has been added to the revised registration statement.  The Company does not believe that Item 404(c) of Regulation S-K applies to our control person, as the Company does not believe that it is a shell company.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

Executive Compensation, page 38

Comment 55: Please include compensation information for 2013.

Answer to Comment 55: The executive compensation amounts have been adjusted to include information for 2013.

Financial Statements for the Six Months Ended December 31, 2013

Balance Sheet, page F-1

Comment 56: Please also present a balance sheet for the year ended June 30, 2013. Refer to Rule 8-03 of Regulation S-X.

Answer to Comment 56: The Balance Sheet for December 31, 2013 has been revised to include the balance sheet for June 30, 2013.

Note A – Summary of Significant Accounting Policies, page F-4

Fair Value Measurements, page F-5

Comment 57: We note that the reconciliation of your derivative liabilities as of December 31, 2013 begins with the July 1, 2013 balance and ends with the June 30, 2013 balance. Please revise to reflect that the balance is as of December 31, 2013 instead of June 30, 2013. In addition, the ending balance agrees to the amount of derivative loss as presented on your statement of operations. Please revise to present a reconciliation of your derivative liabilities instead of the related expense amount. See ASC 820-10-50-2.

Answer to Comment 57: The date has been changed from June 30, 2013 to December 31, 2013, and the corresponding amounts have been revised to present a reconciliation of the derivative liabilities.

Financial Statements for the Year Ended June 30, 2013

General

Comment 58: We note your disclosure on pages F-17 and F-18 that you issued shares of common stock and preferred stock for the acquisition of 80% of an entity which possessed certain technology which had the potential to convert waste fiberglass into salable products. Please disclose in your footnotes the information required by ASC 805-10-50-2 regarding this acquisition. Please also tell us whether you believe this acquisition constituted the acquisition of a business and how you accounted for it in your financial statements at the date of purchase. Refer to Rule 11-01(d) of Regulation S-X, ASC 805-10-25-1 and ASC 805-10-55-4 through 9. If you determine that this was an acquisition of a business, please also address the following:

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 28, 2014

•
Provide us with your significance tests under Rule 8-04 of Regulation S-X for each period presented. If in any period this acquisition was significant in excess of the 20% level, we remind you that this entity’s separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period;

•	Please tell us what consideration you gave to providing pro forma financial statements pursuant to Rule 8-05 of Regulation S-X; and

•	Please explain to us and in your disclosure, why the entire purchase price paid for your acquisition of Allied Recycling Corp. has been charged to operations in the year of acquisition.

Answer to Comment 58:  The Company believes that the acquisition of 80% of the subsidiary did not constitute the acquisition of a business pursuant to Rule 11 of Regulation S-X. The subsidiary was substantially inactive and its only asset was a sub license of a patent for technology used in fiber/fiberglass recycling. This technology had not been previously commercialized and no revenue has been generated from it.  Therefore, the acquisition did not meet the 20% significance level.  In addition, the company did not believe it was necessary to provide pro forma information.  The purchase price was charged to operations in the year of acquisition because the technology has not been commercially proven and was classified as in process research and development.

Item 15. Recent sales of unregistered securities, page II-2

Comment 59:  For each sale of unregistered securities, please disclose the exemption from registration you relied upon, including a brief statement of facts supporting use of the exemption. Refer to Item 701 of Regulation S-K.

Answer to Comment 59: The exemption for the sale of the Company’s unregistered securities has been included in the revised disclosure statement.

Item 16. Exhibits, page II-3

Comment 60: Please include a listing of your subsidiaries as Exhibit 21 in your next amendment.

Answer to Comment 60:  A list of the Company’s only subsidiary has been included as Exhibit 21 in the amended registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com